

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 2, 2017

Via E-mail
Mr. David Koos
Chief Executive Officer
Regen BioPharma, Inc.
4700 Spring Street, St 304
La Mesa, CA 91942

      Re: **Regen BioPharma, Inc.**
               Form 10-K for the Year Ended September 30, 2016
               Filed December 21, 2016
               File No. 333-191725

Dear Mr. Koos:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Kevin W. Vaughn

                       Kevin W. Vaughn
                       Accounting Branch Chief
                       Office of Healthcare and Insurance